Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet and Notes to Balance Sheet as of December 31, 2017, and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
100 South 4th Street
Suite 300
St. Louis, MO 63102-1821
USA

Tel:+1 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of Benjamin F. Edwards & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly owned subsidiary of Benjamin Edwards, Inc.) as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2009.

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 18,269,861
Clearing deposit	100,000
Securities owned, at fair value	362,784
Due from clearing firm	4,295,139
Property and equipment — net of accumulated depreciation and amortization of $10,784,403	6,824,491
Transition bonus receivable — net of allowance for doubtful accounts of $0	16,143,715
Deferred tax asset	10,472,032
Receivable from affiliates	133,504
Other	6,670,667
TOTAL	$ 63,272,193

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 2,250,543
Compensation and benefits payable	11,286,248
Deferred revenue	327,500
Deferred rent	1,646,527
Securities sold not yet purchased, at fair value	109
Other taxes payable	11,937
Total liabilities	15,522,864
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	77,762,562
Deficit	(30,013,333)
Total stockholder's equity	47,749,329
TOTAL	$ 63,272,193

See notes to balance sheet.

BENJAMIN F. EDWARDS & COMPANY, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Securities Owned and Securities Sold not yet Purchased — The Company's securities owned and securities sold, not yet purchased are carried at fair value as determined using quoted market or dealer prices.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and for leasehold improvements, the life of the lease including required lease periods and renewals that are deemed to be reasonably assured.

Transition Bonus Receivable — Financial consultants and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial consultant signs a promissory note, which is typically amortized through a bonus award to the financial consultant or other employee over a 57-month period beginning 3 months after the financial consultant's start date. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses inherent within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2017, the allowance for losses is $0.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued. The Company accrued a profit sharing contribution for 2017 of $550,000.

Deferred Rent — Tenant improvements are recorded as leasehold improvements in property and equipment with an offset to deferred rent on the balance sheet. The deferred rent portion is amortized over the life of the lease.

Deferred Revenue — Deferred revenue relates to the Company's clearing agreement with Pershing. The remaining balance is being amortized ratably over the term of the agreement that expires in September of 2019.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a parent-down approach. The Company reimburses the Parent for its proportionate share of federal and state income tax.

Recent Accounting Standards — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 – ASC 606 *Revenue from Contracts with Customers*. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. In August 2015, the FASB issued ASU No. 2015-14 - ASC 606 – *Revenue from Contracts with Customers Deferral of the Effective Date* which defers the required adoption of the new standard by the Company until January 1, 2018. The Company adopted the standard on January 1, 2018 and there was no impact to the balance sheet.

In February 2016, the FASB issued ASU No. 2016-02 – *Leases*. The amendment will require lessees to recognize a right-of-use asset and lease liability for nearly all of their leases (other than leases that meet the definition of a short-term lease). The value of the asset and liability will be based on the present value of lease payments. The amendment also requires certain disclosures, including significant judgements made by management. The accounting changes are effective for fiscal periods beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its balance sheet.

In November 2016, the FASB issued ASU No. 2016-18 – *Restricted Cash*. This pronouncement will require companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The pronouncement will require a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the balance sheet includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances will be required to disclose the nature of the restrictions. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company adopted the standard on January 1, 2018 and there was no impact to the balance sheet.

In March 2016, the FASB issued ASU No. 2016-09 – Compensation – *Stock Compensation (Topic 718) - Improvements to Employee Share-Based Payment Accounting,* which requires any excess tax benefits and deficiencies related to stock compensation to be recognized in current income. Excess tax benefits not previously recognized should be recognized currently as an adjustment to retained earnings. The Company has chosen to adopt the standard early, beginning in 2017.

3. **STOCK INCENTIVE PLAN**

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and financial consultants. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. Compensation expense for these stock awards is based on the fair value of the shares to be issued which is the offering price to investors at the time of the grant. If no offering is open at the time of the grant, compensation expense would be based on the independent valuation of the Parent's stock. The 2017 share awards have vesting periods from one to five years and the expense is recognized ratably over service periods of one to five years. As of December 31, 2017, the Parent has unrecognized compensation expense of $4,684,442 relating to these awards. The weighted-average period over which the unrecognized compensation expense will be recognized is 1.93 years.

4. **PROPERTY AND EQUIPMENT**

At December 31, 2017, property and equipment consisted of:

Leasehold improvements	$ 10,216,340
Furniture and fixtures	4,597,559
Information technology equipment	2,749,155
Fixed assets not placed in service	45,840
Total	17,608,894
Less accumulated depreciation and amortization	(10,784,403)
Total property and equipment — net	$ 6,824,491

5. **FAIR VALUE MEASURMENT**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, not yet purchased consists of exchange-traded equity securities such as mutual funds and exchange traded funds. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Company's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2017 is as follows:

| | **Valuation Inputs** | | | |
	Level 1	Level 2	Level 3	Total
Securities Owned:				
Municipal Bonds	$ -	$ 354,106	$ -	$ 354,106
Government Bonds	-	3,902	-	3,902
Mutual Funds	3,831	-	-	3,831
ETF's	945	-	-	945
Total	$ 4,776	$ 358,008	$ -	$ 362,784

| | **Valuation Inputs** | | | |
	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased:				
Common Stock	$ 69	$ -	$ -	$ 69
Unit Investment Trusts	-	40	-	40
Total	$ 69	$ 40	$ -	$ 109

The Company did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2017, other than securities sold, not yet purchased.

6. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2017:

Deferred tax assets:	
Net operating loss carryforward	$ 8,338,032
Deferred revenue	84,000
Deferred rent	424,000
Amortization of restricted stock	1,768,000
Intangible start-up costs	77,000
Depreciation	56,000
Other	112,000
	10,859,032
Less valuation allowance	-
Total deferred tax assets — net	10,859,032
Deferred tax liabilities:	
Prepaid expenses	(387,000)
Total deferred liabilities	(387,000)
Total deferred taxes — net	$ 10,472,032

On December 22, 2017, the tax legislation commonly known as the Tax Cuts and Jobs Act was signed into law. Pursuant to ASC 740-10-25-47, the effects of the new federal legislation are recognized upon enactment.

The Company calculated the cumulative temporary differences as of the enactment date, applied the 21 percent U.S. corporate income tax rate to the federal cumulative temporary differences, and adjusted the federal benefit of state taxes by the 14 percent decrease in the corporate income tax rate. The Company recorded a net deferred tax asset decrease and a related income tax expense of $5,739,285 in connection with the rate change.

As of December 31, 2017, the Company's deferred tax assets were primarily the result of prior year net operating loss carryforwards and amortization of restricted stock awards. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2017, management determined that there is sufficient evidence to conclude that it is more likely than not that the Company no longer needed a valuation allowance. A valuation allowance of $17,868,000 as of December 31, 2016 was therefore reversed during the year ended December 31, 2017. As of December 31, 2017, the Company has net operating loss carryforwards of $32,393,078, which, if unused will expire in years 2029 through 2036.

The Company's effective income tax rate for December 31, 2017 differs from the federal statutory rate due principally to state taxes, permanently non-deductible items, the reduction in the valuation allowance and the impact of the federal Tax Cut and Jobs Act discussed above.

As of December 31, 2017, the Company did not have any material unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. All required initial tax returns were filed for the period ended December 31, 2009. Subsequent returns have been filed for all periods thereafter. Such returns, if selected, could be subject to Federal and various state tax examinations. As of December 31, 2017, there were no outstanding tax-related balances due to or due from Parent.

7. **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company has obligations under operating leases with initial non-cancelable lease terms in excess of one year and expiring in various years through 2024. Minimum rental commitments for office space and office equipment at December 31, 2017, are as follows:

2018	$ 4,717,923
2019	3,921,009
2020	2,987,216
2021	1,833,170
2022	1,053,126
Later years	225,377
Total	$14,737,821

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are held short-term.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2017, there were $196,045 of undrawn outstanding bank letters of credit.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

8. RECEIVABLE TO AFFILIATES AND RELATED PARTY TRANSACTIONS

The Company incurs certain expenses on behalf of affiliates which are included in receivable from affiliates on the balance sheet. At December 31, 2017, the balance includes a receivable of $137,681 due from its Parent and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. The receivable from Parent relates to expenses paid by the Company on behalf of the Parent during 2013-2017. Payable to affiliate relates to the transfer of property and equipment, at book value, to the Company during 2009.

Benjamin F. Edwards IV, Chief Executive Officer of the Company is on the Board of Directors of Cass Commercial Bank. A member of the Parent's Board of Directors is the Chief Finacial Officer of Cass Commercial Bank. The Company has cash on deposit in a money market demand account of $3,116,641 as of December 31, 2017. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Parent's Board of Directors is the Chief Executive Officer and Chief Investment Officer of Confluence, an investment management firm, that Benjamin F. Edwards, Inc. utilizes.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2017, the Company had net capital of $8,712,293, of which $8,462,293 was in excess of the minimum required. The Company has a proprietary account of brokers and dealers agreement with Pershing which allows the Company to treat the balance with Pershing as an allowable asset under SEC Rule 15c3-1.

10. SUBSEQUENT EVENTS

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet through the date the balance sheet was issued.

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